

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

<u>Via Email</u>
William Hickey
President and Chief Executive Officer
Sealed Air Corporation
200 Riverfront Boulevard
Elmwood Park, NJ 07407-1033

      Re: **Sealed Air Corporation**
              Form 10-K
              Filed February 25, 2011
              File No. 001-12139

Dear Mr. Hickey:

      We have completed our review of your filings and do not have any further comments at this time.

                             Sincerely,

                             /s/ David Link for

                             John Reynolds
                             Assistant Director